Himalaya Shipping Ltd. (HSHP) – Conversions to fixed rate time charters for two vessels

Hamilton, Bermuda, August 27, 2026

The Company has agreed to convert the index-linked time charters for two vessels to fixed rate time charters at an average rate of approximately US$53,000 per day, gross, from September 1, 2026 to March 31, 2027.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47476 38756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.